UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939
BASIC ENERGY SERVICES, INC.

(Name of Applicant)
801 Cherry Street, Suite 2100
Fort Worth, Texas 76102
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
9% Mandatorily Convertible Unsecured PIK Notes	$131.25 million aggregate principal amount

Approximate date of proposed public offering: As soon as practicable after court approval of a rights offering for such securities pursuant to the Plan of Reorganization.

Name and registered address of agent for service:	With a copy to:

T.M. “Roe” Patterson President and Chief Executive Officer 801 Cherry Street, Suite 2100 Fort Worth, Texas 76102 (817) 334-4100	Ted S. Waksman Frank R. Adams Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicant (as defined herein) hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”), may determine upon the written request of the Applicant.

GENERAL
1.    General Information.
Basic Energy Services, Inc. (the “Company” or the “Applicant”) is a Delaware corporation.
2.    Securities Act Exemption Applicable.
Pursuant to the terms of the proposed Joint Prepackaged Chapter 11 Plan of the Company and certain of its affiliates (as amended or supplemented, the “Plan”), a copy of which is attached as an exhibit to the Disclosure Statement referred to below, under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Company will offer, pursuant to a rights offering (the “Rights Offering”) (after approval by the Bankruptcy Court), to (i) holders of the Company’s 7.75% Senior Notes due 2019 and (ii) holders of the Company’s 7.75% Senior Notes due 2022 (collectively, the “Allowed Claim Holders”) subscription rights (the “Subscription Rights”) to acquire each such Allowed Claim Holder’s corresponding pro rata share of $125.0 million aggregate principal amount of the Company’s 9% mandatorily convertible unsecured PIK notes (the “New Convertible Notes”), to be issued under the indenture to be qualified hereby (the “Indenture”). New Convertible Notes will be offered for a purchase price equal to 100% of the principal amount of such New Convertible Notes so acquired, as described in “Section XIII — Rights Offering Procedures” of the Disclosure Statement, dated October 24, 2016, which is filed as Exhibit T3E-1 to this Form T-3 (the “Disclosure Statement”).
In connection with the Rights Offering, the Company expects to enter into a backstop agreement (the “Backstop Agreement”) with certain holders of the Company’s 7.75% Senior Notes due 2019 and 7.75% Senior Notes due 2022 (the “Backstop Parties”) pursuant to which the Backstop Parties will commit to purchase any New Convertible Notes not subscribed for in the Rights Offering, among other things. As consideration for the undertakings of the Backstop Parties in the Backstop Agreement, the Backstop Parties will receive a premium in an amount equal to $6.25 million (the “Backstop Put Premium”), all of which will be paid as aggregate principal amount of New Convertible Notes (such New Convertible Notes to be issued to the Backstop Parties as the Backstop Put Premium, and such unsubscribed Notes to be purchased by the Backstop Parties, together, the “Backstop Notes”).
The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).
The issuance of the New Convertible Notes in the Rights Offering is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the New Convertible Notes to the holders of the indebtedness held by the Allowed Claim Holders will satisfy the aforementioned requirements. See “Article VI. Distributions—6.13. Exemption from Securities Laws” of the Plan.
The issuance of the Backstop Notes will not involve a public offering and is exempt from registration under the Securities Act pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. See “Article VI. Distributions—6.13. Exemption from Securities Laws” of the Plan.

AFFILIATIONS
3.    Affiliates.
The following is a list of affiliates of the Applicant as of the date of this Application. It is expected that each of the entities listed below will be an affiliate of the Applicant as of the Effective Date as a result of the Plan.

Company Name	Jurisdiction of Formation/Incorporation	Owner	Percentage
Acid Services LLC	Kansas	Basic Energy Services, L.P.	100%
Admiral Well Service, Inc.	Texas	Basic Energy Services, L.P.	100%
Basic Energy Services GP, LLC	Delaware	Basic Energy Services, Inc.	100%
Basic Energy Services L.P.	Delaware	Basic Energy Services LP, LLC Basic Energy Services GP, LLC	99.99% 0.01%
Basic Energy Services LP, LLC	Delaware	Basic Energy Services, Inc.	100%
Basic ESA, Inc.	Texas	Basic Energy Services, Inc.	100%
Basic Marine Services, Inc.	Delaware	Basic Energy Services, L.P.	100%
Chaparral Service, Inc.	New Mexico	Basic Energy Services, L.P.	100%
First Energy Services Company	Delaware	Basic Energy Services, L.P.	100%
Globe Well Service, Inc.	Texas	Basic Energy Services, L.P.	100%
Jetstar Energy Services, Inc.	Texas	Basic Energy Services, L.P.	100%
Jetstar Holdings, Inc.	Delaware	Basic Energy Services, L.P.	100%
JS Acquisition LLC	Delaware	Basic Energy Services, L.P.	100%
LeBus Oil Field Service Co.	Texas	Basic Energy Services, L.P.	100%
Maverick Coil Tubing Services, LLC	Colorado	Basic Energy Services, L.P.	100%
Maverick Solutions, LLC	Colorado	Basic Energy Services, L.P.	100%
Maverick Stimulation Company, LLC	Colorado	Basic Energy Services, L.P.	100%
Maverick Thru-Tubing Services, LLC	Colorado	Basic Energy Services, L.P.	100%
MCM Holdings, LLC	Colorado	Basic Energy Services, L.P.	100%
MSM Leasing, LLC	Colorado	Basic Energy Services, L.P.	100%
Permian Plaza, LLC	Texas	Basic Energy Services, L.P.	100%
Platinum Pressure Services, Inc.	Texas	Basic Energy Services, L.P.	100%
SCH Disposal, L.L.C.	Texas	Basic Energy Services, L.P.	100%
Sledge Drilling Corp.	Texas	Basic Energy Services, L.P.	100%
Taylor Industries, LLC	Texas	Basic Energy Services, L.P.	100%
The Maverick Companies, LLC	Colorado	Basic Energy Services, L.P.	100%
Xterra Fishing & Rental Tools Co.	Texas	Basic Energy Services, L.P.	100%

Except as otherwise disclosed above, the Company expects all of these entities to exist upon consummation of the Plan, in the ownership structure shown above. Additional entities may be formed in connection with the consummation of the Plan or thereafter.
Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.”
Certain persons may be deemed to be “affiliates” of the Applicant by virtue of their anticipated holdings of voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”
MANAGEMENT AND CONTROL
4.    Directors and Executive Officers.
The following table lists the names and offices held by all directors and executive officers of the Applicant as of the date of this Application. New directors of the Company will be designated on the Effective Date in accordance with the applicable provisions of the Plan and shall be comprised of five members, two of whom shall be designated by the ad hoc group of the holders of the Company’s 7.75% Senior Notes due 2019 and 7.75% Senior Notes due 2022 (together, the “Existing Notes”), one of whom shall be designated by Ascribe Capital LLC, one of whom shall be designated by Silver Point Capital, L.P., and one of whom will be T.M. “Roe” Patterson, who is expected to continue in office as Chief Executive Officer of the Company. The composition of the boards of the Company shall be disclosed prior to the entry of the order confirming the Plan. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed: c/o Basic Energy Services, Inc., 801 Cherry Street, Suite 2100, Fort Worth, TX 76102.
The current directors and executive officers of the Company are the following individuals.

Name	Office
T.M. “Roe” Patterson	President, Chief Executive Officer and Director
Alan Krenek	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
James F. Newman	Senior Vice President – Region Operations
William T. Dame	Vice President – Pumping Services
Douglas B. Rogers	Vice President – Marketing
Eric Lannen	Vice President – Human Resources
Lanny T. Poldrack	Vice President – Safety and Operations Support
John Cody Bissett	Vice President, Controller and Chief Accounting Officer
Brett J. Taylor	Vice President – Manufacturing and Equipment
Steven A. Webster	Chairman of the Board
James S. D’Agostino, Jr.	Director
William E. Chiles	Director
Robert F. Fulton	Director
Kenneth V. Huseman	Director
Sylvester P. Johnson, IV	Director
Antonio O. Garza, Jr.	Director
Thomas P. Moore, Jr.	Director

5.    Principal Owners of Voting Securities.
As of the date of this Application, no person is known to own more than 10% of the voting securities of the Applicant. It is expected that certain holders of the Company’s Existing Notes may receive 10% or more of a class of the Company’s voting securities under the terms of the Plan.
UNDERWRITERS
6.    Underwriters.
(a)     The following table sets forth the name and address of each person, who within the three years prior to the date of this Application, acted as underwriter of any securities of the Company which are outstanding as of the date of this Application:

Name	Address	Title of class of securities
Goldman, Sachs & Co.	1000 Louisiana Street, Suite 1100 Houston, Texas, 77002	Common stock, $0.01 par value per share

(b)    There is no proposed principal underwriter for the New Convertible Notes that are to be issued in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES
7.    Capitalization.
(a)    The following tables set forth certain information with respect to each authorized class of securities of the Company as of the date of this Application.

(i) Title of Class	Amount Authorized	Amount Outstanding
7.75% Senior Notes due 2019	$475,000,000	$475,000,000
7.75% Senior Notes due 2022	$300,000,000	$300,000,000
Preferred Stock (shares)	5,000,000	0
Common Stock (shares)	80,000,000	435,000

It is expected that, upon consummation of the Plan, the Company’s capital structure shall be comprised of the New Convertible Notes, shares of common stock of the reorganized Company (“New Common Shares”) to be issued to holders of the Existing Notes and existing common stock, and new warrants to be issued to holders of the existing common stock.
(b)    Each holder of Common Stock of the Company, both prior to and subsequent to the Effective Date of the Plan, is entitled to one vote for each such security held on all matters submitted to a vote of security holders. Holders of New Convertible Notes subsequent to the Effective Date will have no voting rights with respect to such New Convertible Notes, but upon a conversion of any New Convertible Notes into New Common Shares of the Company, will have voting rights with respect to such New Common Shares.
INDENTURE SECURITIES
8.    Analysis of Indenture Provisions.
The New Convertible Notes will be subject to the Indenture to be entered into among the Company and the trustee named therein (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture (the “Indenture”), to be filed by amendment as Exhibit T3C.1 herewith. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed.
The New Convertible Notes are PIK notes that will bear interest at 9% per annum payable only in the form of additional New Convertible Notes, mature three years after the Effective Date, and be issued pursuant to the Indenture, in the aggregate principal amount of $131,250,000 (including the Backstop Put Premium). The New Convertible Notes are convertible into New Common Shares upon the earliest of:  (i) 36 months following the Effective Date; (ii) if, on any date (the “Conversion Trigger Date”) following the Effective Date, the closing price per New Common Share during each of the preceding consecutive 30 trading days has been greater than or equal to 150% of the value of a New Common Share as of the Effective Date, the later of the Conversion Trigger Date and the second anniversary of the Effective Date; and (iii) the election to effect the conversion by a vote of the holders of a majority of the New Convertible Notes.  The number of New Common Shares issuable upon conversion of the New Convertible Notes will be obtained by (x) dividing the sum of the aggregate principal amount of the New Convertible Notes and accrued PIK interest on the date of conversion by (y) an amount equal to 80% of the value of a New Common Share as of the Effective Date of the Plan as set forth in the Disclosure Statement. Terms used in this Section 8 but not otherwise defined herein shall have the meanings assigned to them in the Indenture.

(a)    Events of Default; Withholding of Notice.
The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) failure by the Company to comply with any agreement or covenant in the Indenture and continuance of this failure for 60 days after written notice of the failure has been given to the Company by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the New Convertible Notes then outstanding voting as a single class to comply with any of the agreements in the Indenture or (2) certain involuntary or voluntary insolvency and similar events in respect of the Company or any of its Subsidiaries.

If an Event of Default specified in clause (2) above occurs with respect to the Company, any Significant Subsidiary of the Company or any group of Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding New Convertible Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding New Convertible Notes may declare all the New Convertible Notes to be due and payable immediately.

The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has received written notice of such Default or Event of Default at the Corporate Trust Office of the Trustee. Within 90 days after the occurrence of any Default or Event of Default which is known to the Trustee, the Trustee shall transmit by mail to Holders of New Convertible Notes, as their names and addresses appear in the Registrar, a notice of the Default or Event of Default known to the Trustee, unless such Default or Event of Default shall have been cured or waived. The Trustee may withhold the notice if and so long as its board of directors, the executive committee of its board of directors or a committee of its directors and/or trust officers in good faith determines that withholding the notice is in the interest of the Holders.

(b)    Authentication and Delivery of New Convertible Notes; Application of Proceeds.
The Trustee shall authenticate the initial amount of the New Convertible Notes upon a written order of the Company signed by two separate officers for original issue. Thereafter, the Trustee shall authenticate additional New Convertible Notes in unlimited amount, as and to the extent permitted by the Indenture, upon a written order of the Company signed by two separate officers in aggregate principal amount as specified in such order.
The New Convertible Notes shall be executed on behalf of the Company by an officer of the Company. Such signature may be either manual or facsimile. If the officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the New Note, the New Note shall be valid nevertheless. A Note shall not be valid until an authorized signatory of the Trustee signs the certificate of authentication on the Note. Such signature shall be manual. Such signature shall be conclusive evidence that the Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by an officer, authenticate the New Convertible Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Convertible Notes. An authenticating agent may authenticate the New Convertible Notes whenever the Trustee may do so.
The New Convertible Notes shall be issuable only in registered form, without coupons, and only in minimum denominations of $2,000 and integral multiple of $1,000 in excess thereof.
(c)    Satisfaction and Discharge.
The Indenture will be discharged and will cease to be of further effect as to all outstanding New Convertible Notes hereunder, and the Trustee, upon written demand of the Company, and delivery of an officers’ certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:
(1)    either:

(A)    all New Convertible Notes that have been authenticated and delivered (except lost, stolen or destroyed New Convertible Notes that have been replaced or paid and New Convertible Notes for whose payment money has theretofore been deposited in trust by the Company and thereafter repaid to the Company or discharged from this trust) have been delivered to the Trustee for cancellation; or
(B)    all New Convertible Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the sending of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the entire Indebtedness on the New Convertible Notes not theretofore delivered to the Trustee for cancellation;
(2)    no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (except a Default or Event of Default resulting from the borrowing of funds to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any material instrument to which the Company is a party or by which Company is bound;
(3)    the Company has paid or caused to be paid all sums payable by it under the Indenture; and
(4)    the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New Convertible Notes at maturity or the redemption date, as the case may be.
(d)    Evidence of Compliance with Conditions and Covenants.
The Company shall deliver to the Trustee, within 90 days after the end of its fiscal year, an officers’ certificate (one of the signers of which shall be the principal executive officer, principal financial officer or principal accounting officer of the Company) stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture and further stating, as to each such officer signing such certificate, that to the best of his or her actual knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have actual knowledge and what action each is taking or proposes to take with respect thereto) and that to the best of his or her actual knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Convertible Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.
The Company shall, so long as any of the New Convertible Notes are outstanding, deliver to the Trustee, forthwith upon any officer of the Company becoming aware of any Default, a statement specifying such Default and what action the Company is taking or proposes to take with respect thereto.
9.    Other Obligors.
Other than the Applicant, no other person is an obligor with respect to the New Convertible Notes.
CONTENTS OF APPLICATION
This Application for Qualification comprises:
(a)    Pages numbered 1 to 8, consecutively.

(b)    The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*
(c)    The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1
Amended and Restated Certificate of Incorporation of Basic Energy Services, Inc. (Incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form S-1 (File No. 333-127517), filed on September 28, 2005.)

Exhibit T3B.1	Amended and Restated Bylaws of Basic Energy Services, Inc. (Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K (File No. 001-32693), filed on March 15, 2010).
Exhibit T3C.1	Form of Indenture of Basic Energy Services, Inc. and the trustee for the Convertible Subordinated Unsecured PIK Notes.*
Exhibit T3D.1	Not Applicable.
Exhibit T3E.1	Disclosure Statement relating to the Joint Prepackaged Chapter 11 Plan of Basic Energy Services, Inc. and certain of its subsidiaries, dated October 24, 2016 (filed herewith).
Exhibit T3F.1
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).*

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

*    To be filed by amendments

SIGNATURES
Pursuant to the requirements of the Trust Indenture Act of 1939, Basic Energy Services, Inc., a Delaware corporation, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Fort Worth and State of Texas, on October 24, 2016.

(SEAL)	BASIC ENERGY SERVICES, INC.
Attest: /s/ James Mike Dye Name: James Mike Dye	By: /s/ Alan Krenek Name: Alan Krenek Title: Senior Vice President, Chief Financial Officer, Treasurer and Secretary :

8